UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1 to the report of directors on Form 6-K for the year ended December 31, 2007, which was filed on June 5, 2008
Commission File Number: 000-50975
China Finance Online Co. Limited
(Translation of registrant’s name into English)
HONG KONG
(Jurisdiction of incorporation or organization)
9th Floor of Tower C, Corporate Square
NO.35 Financial Street, Xicheng District
Beijing, China 100032
    (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Explanatory Note
This Amendment No. 1 to Form 6-K (the “Form 6-K/A”) amends our report of directors for the year ended December 31, 2007, originally filed with the Securities and Exchange Commission (“SEC”) on June 5, 2008 (the “Form 6-K”) to correct certain figures in the Form 6-K. The Form 6-K incorrectly stated under the heading “Arrangement to Purchase Shares or Debentures” that, in 2007, the Company granted the directors options to purchase 1,200,000 ordinary shares of the Company pursuant to 2004 Stock Incentive Plan, of which 260,800 shares were exercised by the directors. Further, the Form 6-K incorrectly stated in the table under the heading “Arrangement to Purchase Shares or Debentures” that, as of December 31, 2007, the number of underlying shares under the 2004 Stock Incentive Plan for the directors, Lee Kheng Nam, Guo Fansheng and Wang Ling is 320,000, 240,000 and 240,000, respectively, and the total number of underlying shares under the 2004 Stock Incentive Plan is 2,660,000.
This Form 6-K/A amends the foregoing as follows: (1) In 2007, the Company granted the directors options to purchase 1,200,000 ordinary shares of the Company pursuant to 2004 Stock Incentive Plan, of which 280,800 shares were exercised by the directors. (2) As of December 31, 2007, the number of underlying shares under the 2004 Stock Incentive Plan for the directors, Lee Kheng Nam, Guo Fansheng and Wang Ling is 300,000, 109,600, and 109,600, respectively, and the total number of underlying shares under the 2004 Stock Incentive Plan is 2,379,200.
The remaining portions of the Form 6-K are unaffected by the changes described above and have not been amended. This Form 6-K/A continues to speak as of the date of the Form 6-K and no attempt has been made in this Form 6-K/A to modify or update disclosures in the original Form 6-K except as noted above. This Form 6-K/A does not reflect events occurring after the filing of the Form 6-K or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 6-K with the SEC, except as noted above. Accordingly, this Form 6-K/A should be read in conjunction with any documents incorporated by reference to the Form 6-K and filed with the SEC, including any amendments to those filings.

SIGNATURE	4

EXHIBIT INDEX	5

EX-99.1 AMENDED REPORT OF DIRECTORS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited
Date: June 23, 2009	By:	/s/ Jun Wang
		Name:	Jun Wang
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended Report of the Directors for the year ended December 31, 2007

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